UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2015

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway,

Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED MARCH 31, 2015

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	March 31, 2015	September 30, 2014
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$972,634	$1,103,269
Short-term interest-bearing investments	319,855	321,196
Accounts receivable, net	732,803	715,837
Deferred income taxes and taxes receivable	165,031	148,346
Prepaid expenses and other current assets	134,865	135,326

Total current assets	2,325,188	2,423,974
Equipment and leasehold improvements, net	285,402	288,956
Deferred income taxes	97,991	99,274
Goodwill	1,931,111	1,925,225
Intangible assets, net	154,677	181,227
Other noncurrent assets	249,526	266,621

Total assets	$5,043,895	$5,185,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$130,416	$142,627
Accrued expenses and other current liabilities	493,204	422,291
Accrued personnel costs	177,228	220,630
Short-term financing arrangements	—	210,000
Deferred revenue	185,234	156,743
Deferred income taxes and taxes payable	63,633	48,456

Total current liabilities	1,049,715	1,200,747
Deferred income taxes and taxes payable	296,119	311,134
Other noncurrent liabilities	244,737	277,560

Total liabilities	1,590,571	1,789,441

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 267,000 and 264,735 issued and 154,618 and 156,704 outstanding, respectively	4,319	4,284
Additional paid-in capital	3,140,177	3,054,780
Treasury stock, at cost 112,382 and 108,031 ordinary shares, respectively	(3,369,280)	(3,157,085)
Accumulated other comprehensive loss	(22,600)	(9,972)
Retained earnings	3,700,708	3,503,829

Total shareholders’ equity	3,453,324	3,395,836

Total liabilities and shareholders’ equity	$5,043,895	$5,185,277

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Revenue	$902,578	$896,854	$1,808,865	$1,760,899
Operating expenses:
Cost of revenue	580,571	583,284	1,154,017	1,140,687
Research and development	62,805	63,104	126,446	125,429
Selling, general and administrative	107,186	110,438	220,766	222,397
Amortization of purchased intangible assets and other	14,016	16,180	28,115	27,848

	764,578	773,006	1,529,344	1,516,361

Operating income	138,000	123,848	279,521	244,538
Interest and other expense, net	1,669	1,908	125	3,312

Income before income taxes	136,331	121,940	279,396	241,226
Income taxes	20,070	11,583	32,145	29,434

Net income	$116,261	$110,357	$247,251	$211,792

Basic earnings per share	$0.75	$0.69	$1.59	$1.33

Diluted earnings per share	$0.74	$0.68	$1.57	$1.31

Basic weighted average number of shares outstanding	155,106	159,812	155,506	159,734

Diluted weighted average number of shares outstanding	157,357	162,251	157,738	162,048

Cash dividends declared per ordinary share	$0.170	$0.155	$0.325	$0.285

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Net income	$116,261	$110,357	$247,251	$211,792
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	1,826	3,062	(13,064)	12,113
Net change in fair value of available-for-sale securities(2)	633	(74)	436	(94)

Other comprehensive income (loss), net of tax	2,459	2,988	(12,628)	12,019

Comprehensive income	$118,270	$113,345	$234,623	$223,811

(1)	Net of tax benefit (expense) of $28 and $(233) for the three months ended March 31, 2015 and 2014, respectively, and of $3,288 and $(481) for the six months ended March 31, 2015 and 2014, respectively.

(2)	Net of tax (expense) benefit of $(2) and $(5) for the three months ended March 31, 2015 and 2014, respectively, and of $6 and $(5) for the six months ended March 31, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Six months ended March 31,
	2015	2014
Cash Flow from Operating Activities:
Net income	$247,251	$211,792
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	83,303	76,739
Equity-based compensation expense	23,723	23,500
Deferred income taxes	(27,260)	9,690
Excess tax benefit from equity-based compensation	(3,628)	(438)
Loss from short-term interest-bearing investments	283	679
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(14,623)	(30,503)
Prepaid expenses and other current assets	3,522	(6,424)
Other noncurrent assets	14,898	(14,867)
Accounts payable, accrued expenses and accrued personnel	8,428	36,041
Deferred revenue	18,762	17,529
Income taxes payable, net	18,363	(16,273)
Other noncurrent liabilities	(29,388)	10,088

Net cash provided by operating activities	343,634	317,553

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(59,334)	(51,971)
Proceeds from sale of short-term interest-bearing investments	123,073	178,462
Purchase of short-term interest-bearing investments	(121,585)	(189,691)
Net cash paid for acquisitions	(8,099)	(173,643)
Other	509	3,151

Net cash used in investing activities	(65,436)	(233,692)

Cash Flow from Financing Activities:
Payments under financing arrangements	(210,000)	(200,000)
Repurchase of shares	(212,195)	(168,933)
Proceeds from employee stock option exercises	58,116	98,327
Payments of dividends	(48,377)	(41,564)
Excess tax benefit from equity-based compensation	3,628	438
Other	(5)	(281)

Net cash used in financing activities	(408,833)	(312,013)

Net decrease in cash and cash equivalents	(130,635)	(228,152)
Cash and cash equivalents at beginning of period	1,103,269	1,014,192

Cash and cash equivalents at end of period	$972,634	$786,040

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$38,208	$31,873
Interest	406	419

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, entertainment and media industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2014, set forth in the Company’s Annual Report on Form 20-F filed on December 8, 2014 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation. Effective October 1, 2014, the Company combined the presentation of license and service revenue, as well as the related costs, since license revenue comprises an insignificant portion of total revenue.

2. Recent Accounting Standard

In May 2014, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This ASU, which will be effective for the Company beginning October 1, 2017, allows for either full or modified retrospective methods of adoption and early adoption is not permitted. The Company is currently evaluating the methods of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements. In April 2015, the FASB issued a proposed ASU to defer for one year the effective date of the ASU on revenue from contracts with customers. Comments on this proposed ASU are due by May 29, 2015.

3. Adoption of New Accounting Standard

In 2013, the FASB issued an ASU that requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This ASU became effective for the Company in the first quarter of fiscal 2015 and its adoption resulted in a reclassification of $15,000 from noncurrent taxes payable to assets under noncurrent deferred income taxes as of December 31, 2014.

4. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and September 30, 2014:

	As of March 31, 2015
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$570,233	$—	$—	$570,233
U.S. government treasuries	117,134	—	—	117,134
Corporate bonds	—	106,635	—	106,635
U.S. agency securities	—	41,109	—	41,109
Asset backed obligations	—	31,030	—	31,030
Commercial paper and certificates of deposit	2,011	20,240	—	22,251
Supranational and sovereign debt	—	10,597	—	10,597

Total available-for-sale securities	689,378	209,611	—	898,989

Derivative financial instruments, net	—	(12,214)	—	(12,214)
Other liabilities	—	—	(3,266)	(7,116)

Total	$689,378	$197,397	$(3,266)	$879,659

	As of September 30, 2014
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$649,745	$—	$—	$649,745
U.S. government treasuries	118,708	—	—	118,708
Corporate bonds	—	102,420	—	102,420
U.S. agency securities	—	41,649	—	41,649
Asset backed obligations	—	29,095	—	29,095
Commercial paper and certificates of deposit	2,007	26,502	—	28,509
Supranational and sovereign debt	—	5,799	—	5,799
Government-guaranteed debt	—	1,187	—	1,187
Mortgages	—	527	—	527

Total available-for-sale securities	770,460	207,179	—	977,639

Derivative financial instruments, net	—	(1,358)	—	(1,358)
Other liabilities	—	—	(35,944)	(35,944)

Total	$770,460	$205,821	$(35,944)	$940,337

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the six months ended March 31, 2015. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model and were included in both accrued expenses and other current liabilities and other noncurrent liabilities. The reduction in Level 3 liabilities during the three and six months ended March 31, 2015 was recorded in the consolidated statements of income.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

5. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of March 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$570,233	$—	$—	$570,233
U.S. government treasuries	116,980	154	—	117,134
Corporate bonds	106,454	234	53	106,635
U.S. agency securities	41,054	55	—	41,109
Asset backed obligations	31,037	—	7	31,030
Commercial paper and certificates of deposit	22,251	—	—	22,251
Supranational and sovereign debt	10,580	17	—	10,597

Total(1)	$898,589	$460	$60	$898,989

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of March 31, 2015, $319,855 of securities were classified as short term interest-bearing investments and $579,134 of securities were classified as cash and cash equivalents.

	As of September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$649,745	$—	$—	$649,745
U.S. government treasuries	118,652	88	32	118,708
Corporate bonds	102,387	152	119	102,420
U.S. agency securities	41,658	—	9	41,649
Asset backed obligations	29,160	—	65	29,095
Commercial paper and certificates of deposit	28,509	—	—	28,509
Supranational and sovereign debt	5,804	—	5	5,799
Government-guaranteed debt	1,185	2	—	1,187
Mortgages	569	—	42	527

Total(2)	$977,669	$242	$272	$977,639

(2)	As of September 30, 2014, $321,196 of securities were classified as short term interest-bearing investments and $656,443 of securities were classified as cash and cash equivalents.

As of March 31, 2015, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company recognized immaterial credit losses in the six months ended March 31, 2015 and 2014. Realized gains and losses on available-for-sale securities are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

As of March 31, 2015, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$702,362
1 to 2 years	95,440
2 to 3 years	85,380
3 to 4 years	8,886
Thereafter	6,921

$898,989

6. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $15,468 as of March 31, 2015. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of March 31, 2015. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of March 31, 2015 for forward contracts, and based on spot rates as of March 31, 2015 for options.

Notional Value*
Foreign exchange contracts	$1,738,408

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of March 31, 2015 and September 30, 2014, is as follows:

	As of
	March 31, 2015	September 30, 2014
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$8,240	$5,936
Other noncurrent assets	1,296	2,485
Accrued expenses and other current liabilities	(22,791)	(9,686)
Other noncurrent liabilities	(6,057)	(1,908)

	(19,312)	(3,173)

	As of
	March 31, 2015	September 30, 2014
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	9,492	7,551
Other noncurrent assets	17	26
Accrued expenses and other current liabilities	(2,394)	(5,736)
Other noncurrent liabilities	(17)	(26)

	7,098	1,815

Net fair value	$(12,214)	$(1,358)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of three years. A significant portion of the forward and option contracts outstanding as of March 31, 2015 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2015 and 2014, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Loss) (Effective Portion)
	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Line item in statement of income:
Revenue	$188	$317	$539	$370
Cost of revenue	(5,225)	3,663	(9,414)	5,695
Research and development	(1,401)	817	(2,333)	2,165
Selling, general and administrative	(1,544)	1,034	(2,584)	2,058

Total	$(7,982)	$5,831	$(13,792)	$10,288

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive loss, net of tax, is as follows:

	Six months ended March 31,
	2015	2014
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(5,522)	$4,696
Changes in fair value of cash flow hedges, net of tax	(24,644)	20,114
Reclassification of net losses (gains) into earnings, net of tax	11,580	(8,001)

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(18,586)	$16,809

Net (losses) gains from cash flow hedges recognized in other comprehensive income (loss) during the six months ended March 31, 2015 and 2014, were $(30,144) and $22,882, or $(24,644) and $20,114, net of taxes, respectively.

Of the net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of March 31, 2015, a net loss of $14,622 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended March 31, 2015 and 2014, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2015 and 2014, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Line item in statement of income:
Revenue	$—	$(17)	$—	$24
Cost of revenue	(3,523)	(644)	(8,118)	235
Research and development	(265)	(49)	(963)	201
Selling, general and administrative	(739)	(142)	(1,790)	65
Interest and other expense, net	19,451	(1,036)	25,266	206
Income taxes	676	(103)	1,746	(382)

Total	$15,600	$(1,991)	$16,141	$349

7. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	March 31, 2015	September 30, 2014
Accounts receivable — billed	$675,569	$617,712
Accounts receivable — unbilled	103,752	134,523
Less-allowances	(46,518)	(36,398)

Accounts receivable, net	$732,803	$715,837

8. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Current	$23,569	$7,290	$59,405	$19,744
Deferred	(3,499)	4,293	(27,260)	9,690

Income taxes	$20,070	$11,583	$32,145	$29,434

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	15	10	12	12

Effective income tax rate	15%	10%	12%	12%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

Foreign taxes in the six months ended March 31, 2015 include a net benefit of approximately $7,500 due to settlements of tax audits in certain jurisdictions during the three months ended December 31, 2014, that resulted in a reduction to the Company’s provision for gross unrecognized tax benefits, partially offset by an increase to the Company’s taxes payable. Foreign taxes in the six months ended March 31, 2015 also include a net benefit of approximately $23,000 resulting from the release of valuation allowances on deferred tax assets at several of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.

As of March 31, 2015, deferred tax assets of $101,640, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $121,568 as of March 31, 2015, all of which would affect the effective tax rate if realized. In the three months ended March 31, 2014, the Company reduced the amount of its provision for gross unrecognized tax benefits by approximately $9,000, which affected the Company’s effective tax rate. This included a decrease of approximately $13,000 in the Company’s provision for gross unrecognized tax benefits as a result of a tax position, which was settled during the three months ended March 31, 2014.

As of March 31, 2015, the Company had accrued $21,089 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Numerator:
Numerator for basic and diluted earnings per share	$116,261	$110,357	$247,251	$211,792

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	155,106	159,812	155,506	159,734
Effect of assumed conversion of 0.50% convertible notes	15	24	15	24
Effect of dilutive stock options granted	2,236	2,415	2,217	2,290

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	157,357	162,251	157,738	162,048

Basic earnings per share	$0.75	$0.69	$1.59	$1.33

Diluted earnings per share	$0.74	$0.68	$1.57	$1.31

For the three and six months ended March 31, 2015, 1,778 and 1,295 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. For the three and six months ended March 31, 2014, 1,287 and 1,175 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

10. Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The current share repurchase plan, adopted by the Company’s Board of Directors on April 30, 2014, authorizes the repurchase of up to $750,000 of the Company’s outstanding ordinary shares with no expiration date. In the six months ended March 31, 2015, the Company repurchased approximately 4,351 ordinary shares at an average price of $48.75 per share (excluding broker and transaction fees). As of March 31, 2015, the Company had remaining authority to repurchase up to $501,849 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

11. Financing Arrangements

In September 2014, the Company borrowed an aggregate of $210,000 under its unsecured $500,000 five-year revolving credit facility with a syndicate of banks and repaid it in October 2014. In December 2014, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. As of March 31, 2015, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of March 31, 2015, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $58,001. These were supported by a combination of the uncommitted lines of credit and restricted cash balances that the Company maintains with various banks.

12. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The purpose of the Equity Incentive Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan and extend its term. The maximum number of ordinary shares currently authorized to be granted under the Equity Incentive Plan is 62,300. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the six-month period ended March 31, 2015:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining Contractual Term
Outstanding as of October 1, 2014	9,563	$33.72
Granted	1,945	47.95
Exercised	(1,885)	31.01
Forfeited	(353)	36.42

Outstanding as of March 31, 2015	9,270	$37.16	7.47

Exercisable as of March 31, 2015	3,715	$31.39	5.64

The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the six-month period ended March 31, 2015:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding unvested shares as of October 1, 2014	1,886	$36.09
Granted	506	47.85
Vested	(683)	34.58
Forfeited	(91)	36.91

Outstanding unvested shares as of March 31, 2015	1,618	$40.36

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and six months ended March 31, 2015 and 2014 was as follows:

	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Cost of revenue	$3,737	$4,369	$7,981	$8,923
Research and development	817	872	1,754	1,805
Selling, general and administrative	5,271	5,294	13,988	12,772

Total	$9,825	$10,535	$23,723	$23,500

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended March 31, 2015 and 2014, was $1,761 and $1,444, respectively, and for the six months ended March 31, 2015 and 2014, was $3,210 and $2,662, respectively.

As of March 31, 2015, there was $56,961 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Risk-free interest rate(1)	1.09%	1.30%	1.24%	1.26%
Expected life of stock options(2)	4.50	4.50	4.50	4.50
Expected volatility(3)	0.16	0.17	0.15	0.18
Expected dividend yield(4)	1.40%	1.42%	1.41%	1.47%
Fair value per option	$5.69	$5.67	$5.57	$5.48

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

13. Dividends

The Company’s Board of Directors declared the following dividends during the six months ended March 31, 2015 and 2014:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
January 27, 2015	$0.170	March 31, 2015	$26,286	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24,086	January 16, 2015
January 29, 2014	$0.155	March 31, 2014	$24,799	April 17, 2014
November 5, 2013	$0.130	December 31, 2013	$20,752	January 17, 2014

The amount payable as a result of the January 27, 2015 declaration was included in accrued expenses and other current liabilities as of March 31, 2015.

On April 29, 2015, the Company’s Board of Directors approved the next quarterly dividend payment, at the rate of $0.17 per share, and set June 30, 2015 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 17, 2015.

14. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company generally offers its products with a limited warranty for a period of 90 days or more. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2015 and 2014.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

15. Subsequent Event

As previously announced, on April 29, 2015, the Company entered into a definitive agreement to acquire a substantial majority of the assets of the business support systems (BSS) business unit of Comverse, Inc. (“Comverse”) for approximately $272,000 in cash, subject to customary closing conditions. The transaction is expected to close before the end of September 2015.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2014, filed on December 8, 2014 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, entertainment and media industry service providers in developed countries and emerging markets. We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control and optimization domains to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience solutions because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by the desire of service providers to help their consumers navigate the increasing number of devices, services and plans available in the connected communications world and the need of service providers to cope with the rapidly growing demand for data that these new devices and services have created. Released in the first quarter of fiscal 2015, Amdocs CES (Customer Experience Solutions) 9.2 spans BSS, OSS and network control and optimization domains to enable service providers to centralize product and service data from Amdocs and third parties, eliminate barriers between business needs and information technology implementation, allowing for new market-driven modes of business and significantly reduced service design and implementation times for accelerated time to market. Amdocs CES 9.2 enables service providers to provide next generation customer management by providing a consistent user experience across all applications and channels and close the loop from the customer to the network using insights derived from big data analytics that are delivered in real time from a variety of data sources, including the network and BSS suite. Within the network domain, Amdocs released several solutions to enable service providers to accelerate the transformation from physical to virtual networks and support the rapid deployment and monetization of multiple technologies, such as Fiber, LTE, Small Cells and Wi-Fi. In December 2014, we released the Amdocs Mobile Financial Services solution. This offering enables mobile network operators, banks and other financial institutions to drive adoption of financial services delivered over feature phones or smartphones, addressing the fundamental need of unbanked and under-banked populations worldwide for accessible and affordable banking services.

We also offer advertising and media products and services for advertising service providers, media publishers and ad agencies. These offerings enable the management of media selling, fulfillment, operations, consumer experiences and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In the six months ended March 31, 2015, customers in North America accounted for 72.2% of our revenue, while customers in Europe and the rest of the world accounted for 11.3% and 16.5%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel the United Kingdom and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates exceed revenue in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $448.8 million and $426.3 million in the three months ended March 31, 2015 and 2014, respectively, and $915.9 million and $855.6 million in the six months ended March 31, 2015 and 2014, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

On April 29, 2015, we entered into a definitive agreement to acquire a substantial majority of the assets of the BSS business unit of Comverse for approximately $272 million in cash, subject to customary closing conditions. We expect to incur acquisition-related expenses related to operating adjustments, restructuring charges and other acquisition-related costs, and the impact of this acquisition on our results of operations will not be known until after we complete the related purchase price allocation. The transaction is expected to close before the end of September 2015.

Recent Accounting Standard

In May 2014, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This ASU, which will be effective for us beginning October 1, 2017, allows for either full or modified retrospective methods of adoption and early adoption is not permitted. We are currently evaluating the methods of adoption, as well as the effect that adoption of this ASU will have on our consolidated financial statements. In April 2015, the FASB issued a proposed ASU to defer for one year the effective date of the ASU on revenue from contracts with customers. Comments on this proposed ASU are due by May 29, 2015.

Adoption of New Accounting Standard

In 2013, the FASB issued an ASU that requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This ASU became effective for us in the first quarter of fiscal 2015 and its adoption resulted in a reclassification of $15.0 million from noncurrent taxes payable to assets under noncurrent deferred income taxes as of December 31, 2014.

Results of Operations

The following table sets forth for the three and six months ended March 31, 2015 and 2014, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months ended March 31,		Six months ended March 31,
	2015	2014	2015	2014
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	64.3	65.1	63.8	64.8
Research and development	7.0	7.0	7.0	7.1
Selling, general and administrative	11.9	12.3	12.2	12.6
Amortization of purchased intangible assets and other	1.5	1.8	1.5	1.6

	84.7	86.2	84.5	86.1

Operating income	15.3	13.8	15.5	13.9
Interest and other expense, net	0.2	0.2	0.0	0.2

Income before income taxes	15.1	13.6	15.5	13.7
Income taxes	2.2	1.3	1.8	1.7

Net income	12.9%	12.3%	13.7%	12.0%

Six Months Ended March 31, 2015 and 2014

The following is a tabular presentation of our results of operations for the six months ended March 31, 2015 compared to the six months ended March 31, 2014. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended March 31,		Increase (Decrease)
	2015	2014	Amount	%
	(in thousands)
Revenue	$1,808,865	$1,760,899	47,966	2.7%
Operating expenses:
Cost of revenue	1,154,017	1,140,687	13,330	1.2
Research and development	126,446	125,429	1,017	0.8
Selling, general and administrative	220,766	222,397	(1,631)	(0.7)
Amortization of purchased intangible assets and other	28,115	27,848	267	1.0

	1,529,344	1,516,361	12,983	0.9

Operating income	279,521	244,538	34,983	14.3
Interest and other expense, net	125	3,312	(3,187)	(96.2)

Income before income taxes	279,396	241,226	38,170	15.8
Income taxes	32,145	29,434	2,711	9.2

Net income	$247,251	$211,792	$35,459	16.7%

Revenue. Revenue increased by $48.0 million, or 2.7%, to $1,808.9 million in the six months ended March 31, 2015, from $1,760.9 million in the six months ended March 31, 2014. The increase in revenue was primarily attributable to increased activity in the rest of the world, as well as to the continued solid contribution by customers in North America, partially offset by lower revenue from customers in Europe. The 2.7% increase in revenue was net of a decrease of approximately 2.5% from foreign exchange fluctuations, a large portion of which was attributable to revenue from customers in Europe.

Effective October 1, 2014, we combined the presentation of license and service revenue, as well as the related costs, since license revenue comprises an insignificant portion of total revenue and is no longer meaningful as a business indicator.

Revenue attributable to the sale of customer experience solutions increased by $66.3 million, or 3.9%, to $1,759.5 million in the six months ended March 31, 2015, from $1,693.2 million in the six months ended March 31, 2014. This increase was primarily attributable to increased activity in the rest of the world, as well as to the continued solid contribution by customers in North America, partially offset by lower revenue from customers in Europe. Revenue resulting from the sale of customer experience solutions represented 97.3% and 96.2% of our revenue in the six months ended March 31, 2015 and 2014, respectively.

Revenue attributable to the sale of directory systems decreased by $18.3 million, or 27.0%, to $49.4 million in the six months ended March 31, 2015, from $67.7 million in the six months ended March 31, 2014. This decrease was primarily attributable to continued slowness in the directory systems market leading to lower revenue from managed services arrangements for directory systems customers. Revenue from the sale of directory systems represented 2.7% and 3.8% of our revenue in the six months ended March 31, 2015 and 2014, respectively.

In the six months ended March 31, 2015, revenue from customers in North America, Europe and the rest of the world accounted for 72.2%, 11.3% and 16.5%, respectively, of revenue, compared to 72.7%, 13.1% and 14.2%, respectively, in the six months ended March 31, 2014. Revenue from customers in North America increased in absolute amounts during the six months ended March 31, 2015. This increase, however, was lower than the 2.7% increase in our total revenue, which resulted in a decrease in revenue from North American customers as a percentage of revenue. The decrease in the percentage of revenue from customers in Europe was attributable primarily to the negative impact from foreign exchange fluctuations. Revenue from customers in the rest of the world increased as a percentage of revenue as a result of activity with new customers in strategic markets and continued progress on a number of highly-complex modernization projects.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $13.3 million, or 1.2%, to $1,154.0 million in the six months ended March 31, 2015, from $1,140.7 million in the six months ended March 31, 2014. As a percentage of revenue, cost of revenue decreased to 63.8% in the six months ended March 31, 2015, from 64.8% in the six months ended March 31, 2014. The improvement in the gross margin in the six months ended March 31, 2015 was attributable to our activities in Asia Pacific and Central and Latin America, where we incurred higher costs during the six months ended March 31, 2014, in association with continued efforts to expand our business into those markets. The improvement in the gross margin was also attributable to a gain, resulting from changes in fair value of certain acquisition-related liabilities recognized in the six months ended March 31, 2015.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $1.0 million, or 0.8%, to $126.4 million in the six months ended March 31, 2015, from $125.4 million in the six months ended March 31, 2014. Research and development expense decreased as a percentage of revenue from 7.1% in the six months ended March 31, 2014, to 7.0% in the six months ended March 31, 2015. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $1.6 million, or 0.7%, to $220.8 million in the six months ended March 31, 2015, from $222.4 million in the six months ended March 31, 2014. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Operating Income. Operating income increased by $35.0 million, or 14.3%, in the six months ended March 31, 2015, to $279.5 million, or 15.5% of revenue, from $244.5 million, or 13.9% of revenue, in the six months ended March 31, 2014. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, decreased by $3.2 million to $0.1 million in the six months ended March 31, 2015, from $3.3 million in the six months ended March 31, 2014. The decrease in interest and other expense, net, was primarily attributable to a financing gain, resulting from changes in fair value of certain acquisition-related liabilities recognized in the three months ended December 31, 2014.

Income Taxes. Income taxes for the six months ended March 31, 2015 were $32.1 million on pre-tax income of $279.4 million, resulting in an effective tax rate of 11.5%, compared to 12.2% in the six months ended March 31, 2014. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 8 to our consolidated financial statements.

Net Income. Net income increased by $35.5 million, or 16.7%, to $247.3 million in the six months ended March 31, 2015, from $211.8 million in the six months ended March 31, 2014. The increase in net income was primarily attributable to the increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.26, or 19.8%, to $1.57 in the six months ended March 31, 2015, from $1.31 in the six months ended March 31, 2014. The increase in diluted earnings per share was mainly attributable to the increase in net income and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding.

Three Months Ended March 31, 2015 and 2014

The following is a tabular presentation of our results of operations for the three months ended March 31, 2015 compared to the three months ended March 31, 2014. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended March 31,		Increase (Decrease)
	2015	2014	Amount	%
	(in thousands)
Revenue	902,578	896,854	5,724	0.6%
Operating expenses:
Cost of revenue	580,571	583,284	(2,713)	(0.5)
Research and development	62,805	63,104	(299)	(0.5)
Selling, general and administrative	107,186	110,438	(3,252)	(2.9)
Amortization of purchased intangible assets and other	14,016	16,180	(2,164)	(13.4)

	764,578	773,006	(8,428)	(1.1)

Operating income	138,000	123,848	14,152	11.4
Interest and other expense, net	1,669	1,908	(239)	(12.5)

Income before income taxes	136,331	121,940	14,391	11.8
Income taxes	20,070	11,583	8,487	73.3

Net income	$116,261	$110,357	$5,904	5.3%

Revenue. Revenue increased by $5.7 million, or 0.6%, to $902.6 million in the three months ended March 31, 2015, from $896.9 million in the three months ended March 31, 2014. The increase in revenue was primarily attributable to increased activity in the rest of the world partially offset by a decrease in revenue from customers in Europe. The 0.6% increase in revenue was net of a decrease of approximately 3.0% from foreign exchange fluctuations, a large portion of which was attributable to revenue from customers in Europe.

Revenue attributable to the sale of customer experience solutions increased by $13.5 million, or 1.6%, to $877.1 million in the three months ended March 31, 2015, from $863.6 million in the three months ended March 31, 2014. This increase was primarily attributable to increased activity in the rest of the world partially offset by a decrease in revenue from customers in Europe. Revenue resulting from the sale of customer experience solutions represented 97.2% and 96.3% of our revenue in the three months ended March 31, 2015 and 2014, respectively.

Revenue attributable to the sale of directory systems decreased by $7.8 million, or 23.4%, to $25.5 million in the three months ended March 31, 2015, from $33.3 million in the three months ended March 31, 2014. This decrease was primarily attributable to continued slowness in the directory systems market leading to lower revenue from managed services arrangements for directory systems customers. Revenue from the sale of directory systems represented 2.8% and 3.7% of our revenue in the three months ended March 31, 2015 and 2014, respectively.

In the three months ended March 31, 2015, revenue from customers in North America, Europe and the rest of the world accounted for 71.7%, 10.8% and 17.5%, respectively, of revenue, compared to 72.7%, 12.7% and 14.6%, respectively, in the three months ended March 31, 2014. Revenue from customers in North America slightly decreased in absolute amounts during the three months ended March 31, 2015, while total revenue increased, which resulted in a decrease in revenue from North American customers as a percentage of revenue. The decrease in the percentage of revenue from customers in Europe was attributable primarily to the negative impact from foreign exchange fluctuations. Revenue from customers in the rest of the world increased as a percentage of revenue as a result of activity with new customers in strategic markets and continued progress on a number of highly-complex modernization projects.

Cost of Revenue. Cost of revenue decreased by $2.7 million, or 0.5%, to $580.6 million in the three months ended March 31, 2015, from $583.3 million in the three months ended March 31, 2014. As a percentage of revenue, cost of revenue decreased to 64.3% in the three months ended March 31, 2015, from 65.1% in the three months ended March 31, 2014. The improvement in the gross margin in the three months ended March 31, 2015 was primarily attributable to a gain, resulting from changes in fair value of certain acquisition-related liabilities recognized in the three months ended March 31, 2015.

Research and Development. Research and development expense decreased by $0.3 million, or 0.5%, to $62.8 million in the three months ended March 31, 2015, from $63.1 million in the three months ended March 31, 2014. Research and development expense as a percentage of revenue was 7.0% in the three months ended March 31, 2015 and 2014.

Selling, General and Administrative. Selling, general and administrative expense decreased by $3.3 million, or 2.9%, to $107.2 million in the three months ended March 31, 2015, from $110.4 million in the three months ended March 31, 2014.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended March 31, 2015, decreased by $2.2 million to $14.0 million from $16.2 million in the three months ended March 31, 2014. The decrease in amortization of purchased intangible assets and other was primarily attributable to the timing of amortization charges of previously purchased intangible assets.

Operating Income. Operating income increased by $14.2 million, or 11.4%, in the three months ended March 31, 2015, to $138.0 million, or 15.3% of revenue, from $123.8 million, or 13.8% of revenue, in the three months ended March 31, 2014. The increase in operating income as a percentage of revenue was attributable to the decrease in operating expenses while revenue increased. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Income Taxes. Income taxes for the three months ended March 31, 2015 were $20.1 million on pre-tax income of $136.3 million, resulting in an effective tax rate of 14.7%, compared to 9.5% in the three months ended March 31, 2014. The increase in the tax rate was attributable to a decrease in our provision for uncertain tax benefits as a result of a tax position, which was settled during the three months ended March 31, 2014, and, to a lesser extent, the geographical distribution of earnings from global operations. These were partially offset by a benefit from a release of valuation allowances on deferred tax assets during the three months ended March 31, 2015. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 8 to our consolidated financial statements.

Net Income. Net income increased by $5.9 million, or 5.3%, to $116.3 million in the three months ended March 31, 2015, from $110.4 million in the three months ended March 31, 2014. The increase in net income was attributable to the increase in operating income, partially offset by the increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.06, or 8.8%, to $0.74 in the three months ended March 31, 2015, from $0.68 in the three months ended March 31, 2014. The increase in diluted earnings per share was mainly attributable to the increase in net income and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $1.29 billion as of March 31, 2015, compared to $1.21 billion as of September 30, 2014. The increase was mainly attributable to $343.6 million in positive cash flow from operations and $58.1 million of proceeds from stock option exercises, partially offset by $212.2 million used to repurchase our ordinary shares, $59.3 million for capital expenditures, net, $48.4 million of cash dividend payments and $8.1 million in net cash paid for acquisitions. Net cash provided by operating activities amounted to $343.6 million and $317.6 million in the six months ended March 31, 2015 and 2014, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

As a general long-term guideline, we expect to retain roughly half of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, and return the other half to our shareholders through share repurchases and dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the six months ended March 31, 2015 and 2014, we recognized immaterial credit losses. Please see Notes 4 and 5 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations. In September 2014, we borrowed an aggregate of $210.0 million under our unsecured $500 million revolving credit facility with a syndicate of banks and repaid it in October 2014. In December 2014, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. As of March 31, 2015, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of March 31, 2015, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $58.0 million. These were supported by a combination of the uncommitted lines of credit and restricted cash balances that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, long-term debt, purchase obligations, pension funding and unrecognized tax benefits summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2014, filed on December 8, 2014 with the SEC. Since September 30, 2014, there have been no material changes in our aggregate contractual obligations.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $59.3 million in the six months ended March 31, 2015 and were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our current share repurchase plan, adopted in April 2014, authorizes the repurchase of up to $750.0 million of our outstanding ordinary shares with no expiration date. In the six months ended March 31, 2015, we repurchased 4.4 million ordinary shares at an average price of $48.75 per share (excluding broker and transaction fees). As of March 31, 2015, we had remaining authority to repurchase up to $501.8 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during the six months ended March 31, 2015 and 2014:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
January 27, 2015	$0.170	March 31, 2015	$26.3	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24.1	January 16, 2015
January 29, 2014	$0.155	March 31, 2014	$24.8	April 17, 2014
November 5, 2013	$0.130	December 31, 2013	$20.8	January 17, 2014

On April 29, 2015, our Board of Directors approved the next quarterly dividend payment, at the rate of $0.17 per share, and set June 30, 2015 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 17, 2015.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require further shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters.

During the six months ended March 31, 2015 and 2014, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended March 31, 2015 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
01/01/15-01/31/15	482,337	$47.11	482,337	$589,657,841
02/01/15-02/28/15	759,116	$50.05	759,116	$551,661,025
03/01/15-03/31/15	944,787	$52.72	944,787	$501,849,195

Total	2,186,240	$50.56	2,186,240	$501,849,195

(1)	In April 2014, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares, which has no expiration date. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2015:

(1) Form 6-K dated January 28, 2015

(2) Form 6-K dated February 3, 2015

(3) Form 6-K dated February 9, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith Secretary and Authorized Signatory

Date: May 11, 2015